November 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Taylor Beech
Lilyanna Peyser

Re:	BurgerFi International, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed October 29, 2021
Amendment No. 1 to Post-Effective Amendment No. 1 to Registration
Statement on Form S-1 Filed November 5, 2021
File No. 333-255667

Ladies and Gentlemen:

On behalf of BurgerFi International, Inc., a Delaware corporation (the “Company”), the following response is to the comment letter, dated November 16, 2021 (the “Comment Letter”), received by the Company on November 16, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”) filed October 29, 2021 and Amendment No. 1 to Post-Effective Amendment No. 1 filed November 5, 2021 (together, the “Post-Effective Amendment”). For ease of reference, we have reproduced the text of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed October 29, 2021

1. We note that your registration statement that was declared effective by the Commission on May 10, 2021 only registered 38,063,901 shares of your common stock and that the pre-effective amendment filed on May 7, 2021 did not properly add (a) 3,595,000 shares of Common Stock issuable upon the exercise of private warrants (as defined in the registration statement) and (b) 75,000 shares of common stock issuable upon the exercise of the warrants issuable pursuant to the exercise of the units that remain outstanding pursuant to a unit purchase option initially issued to EarlyBirdCapital, Inc. Please revise your filing to accurately reflect that you have registered 38,063,901 shares of common stock instead of 41,733,901 shares, including eliminating language that suggests the registration statement covers the private warrant shares. Refer to Securities Act Rule 413.

Company’s Response:

The Company acknowledges the Staff’s comment. In response, in Amendment No. 2 to Post-Effective Amendment No. 1, filed by the Company to include updated unaudited pro forma financial information with respect to the Company’s completed acquisition (the “Acquisition”) of 100% of the outstanding shares of Hot Air, Inc., financial and operating information for the reporting period ended September 30, 2021 and certain other information reflecting the Acquisition, we have revised the Explanatory Note immediately preceding the front page of the prospectus to clarify that the Post-Effective Amendment contains a prospectus related to the registration of (A) the resale, from time to time, of an aggregate of 26,563,901 shares of common stock by the selling stockholders identified in the prospectus or their permitted transferees, all of which were initially registered on the Company’s registration statement on Form S-1 (File No. 333-255667), declared effective by the Commission on May 10, 2021, as amended by the Post-Effective Amendment, and (B) 11,500,000 shares of common stock issuable upon exercise of 11,500,000 public warrants, all of which also were initially registered on the Registration Statement, for a total of 38,063,901 shares of common stock. In addition, we have revised the row titled, “Issuance of Common Stock” in the Offering Summary on page 2 of the prospectus to clarify that we are registering 11,500,000 shares of common stock that are issuable upon the exercise of 11,500,000 public warrants, and “Resale of Securities offered by the Selling Stockholders” to clarify that we are registering the resale by the selling stockholders named in the prospectus, or their permitted transferees, of an aggregate of 26,563,901 shares of common stock. These revisions are now consistent with the description of the registration of the shares comprised of components (A) and (B) above, in the other applicable sections of the Post-Effective Amendment, and reflect that the Post-Effective Amendment has not changed the number of shares initially registered on the Form S-1. Please note, as described in these sections, the private warrant shares and private unit shares are included in the registration for resale of the 26,563,901 shares. Finally, we have revised the lead-in paragraph to the Selling Stockholders table on page 99 to match the description on the front page of the prospectus of the shares being registered.

We appreciate your attention to this matter. If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (561) 598-6441.

Sincerely,

BurgerFi International, Inc.

By:	/s/ Michael Rabinovitch
Name:	Michael Rabinovitch
Title:	Chief Financial Officer

cc:	Bradley Houser, Esq., Holland & Knight LLP
Shane Segarra, Esq., Holland & Knight LLP

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